Exhibit 99.1

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, China, 451191

NOTICE OF 2010 ANNUAL MEETING OF MEMBERS
To Be Held On December 8, 2010

Dear Member:

The 2010 Annual Meeting of Members (the “Meeting”) of China Gerui Advanced Materials Group Limited, a British Virgin Islands company (the “Company”), will be held on Wednesday, December 8, 2010, at 10:00 a.m., local time, at the Company’s executive offices at No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, China, 451191 for the following purposes:

1.
To elect two Class I Directors to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, to elect three Class II Directors to hold office for a term of two years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, and to elect two Class III Directors to hold office for a term of one year and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office;

2.	To ratify the appointment of UHY Vocation HK CPA Limited (“UHY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3.	To approve the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan (the “2010 Plan”);

All shareholders of record of shares of the Company at the close of business on October 22, 2010 are entitled to notice of, and vote on the matters to be acted on at, the Meeting and any adjournment.

You are cordially invited to attend the Meeting.

A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice.  Our 2009 Annual Report accompanies this Notice, but it is not deemed to be part of the Proxy Statement.

If you plan to attend the meeting, please notify us of your intentions by one of the methods directed on the proxy card that is mailed to you.  This will assist us with meeting preparations.  If your shares are not registered in your own name and you would like to attend the meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you with evidence of your share ownership.  This will enable you to gain admission to the Meeting.

By Order of the Board of Directors,

/s/ Mingwang Lu
November 26, 2010	Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the Meeting in person, we urge you to vote your shares at your earliest convenience.  An addressed envelope for which no postage is required if mailed in the United States will be provided with paper copies of the proxy materials.  Submitting your proxy now will not prevent you from voting your shares at the Meeting if you desire to do so, as your proxy is revocable at your option before it is exercised at the Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
SHAREHOLDER MEETING TO BE HELD ON DECEMBER 8, 2010

This Notice and Proxy Statement and our 2009 Annual Report are available online at http://www.geruigroup.com.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, China, 451191

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of China Gerui Advanced Materials Group Limited, a British Virgin Islands company (the “Company,” “China Gerui” or “we”), for the 2010 Annual Meeting of Members (the “Meeting”).  The Meeting is to be held at 10:00 a.m., local time, on Wednesday, December 8, 2010, and at any adjournment or adjournments thereof, at the Company’s executive offices at No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, China, 451191.

We first sent or made these proxy materials available to shareholders on or about November 26, 2010.

GENERAL INFORMATION

Purpose of Meeting

The purposes of the Meeting are to seek shareholder approval of four proposals: (i) to elect two Class I Directors to the Board of Directors of the Company (the “Board”) to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, to elect three Class II Directors to hold office for a term of two years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, and to elect two Class III Directors to hold office for a term of one year and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office; (ii) to ratify the appointment of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010; (iii) to approve the 2010 Plan.

Who May Vote

Only shareholders of record of our ordinary shares, no par value (the “Ordinary Shares”), as of the close of business on October 22, 2010 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, China, 451191 by contacting the Secretary of the Company.

The presence at the Meeting of at least 2 members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one-third of the outstanding Ordinary Shares as of the Record Date, in person or by proxy, is required for a quorum.  Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting.  A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

As of the Record Date, we had issued and outstanding 45,545,209 Ordinary Shares.  Each holder of Ordinary Shares on the Record Date is entitled to one vote for each share then held on all matters to be voted at the Meeting.  No other class of voting securities was then outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if at least two shareholders holding one-third or more of the shares entitled to vote are present at the meeting, either in person or by proxy.  All of the proposals require the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal.  In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Voting Your Proxy

You may vote by one of the following methods:

•	By proxy: Sign, date and return your proxy card in the enclosed postage-paid envelope.

If you sign and return your proxy card but do not give voting preferences, we will vote on your behalf FOR the ratification of the appointment of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010 (Proposal No. 2).

In their discretion, the proxies are also authorized to vote upon such other matters as may properly come before the Meeting, including the election of any person to the board of directors where a nominee named in the proxy statement dated November 26, 2010 is unable to serve or, for good cause, will not serve.

•	By telephone: If the instructions on your proxy card or vote instruction form include information on how to vote by telephone, you may vote this way.

•	In person: Attend the Meeting, or send a personal representative with an appropriate proxy, to vote by ballot.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of the New York Stock Exchange, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters.  If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares.  This is generally referred to as a “broker non-vote.”  In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.  Proposal No. 2 (Ratification of UHY as our auditor for fiscal year 2010) is considered to be routine and a proxy returned without instruction as to this matter will be voted “for” this proposal.  Proposal No. 1 (Election of Directors) and Proposal No. 3 (Approval of the 2010 Plan) are each considered to be non-routine under the rules of the New York Stock Exchange.  Broker non-votes will not affect the outcome of these matters.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted.  Mere attendance at the meeting will not revoke a proxy.  Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders.  Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners.  We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone.  The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Interest of Officers and Directors in Matters to Be Acted Upon

None of the Company’s officers or directors has any interest in any of the matters to be acted upon, except to the extent that a director is named as a nominee for election to the Board of Directors.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company.  It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance.  Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

Each of the nominees is a current director of the Company, who were elected as our directors in connection with our business combination with China Opportunity Acquisition Corp., or COAC, on March 17, 2009.  The Amended and Restated Articles of Association of the Company, or the Articles, provide for a classified Board of Directors under which the Board is divided into three classes of directors designated as Class I, Class II and Class III, and that such classes shall be as nearly equal in number as possible.  Pursuant to the Articles, at the first general meeting which is held after the date of the adoption of the Articles for the purpose of electing directors, the Class I directors shall be elected for a three year term of office, the Class II directors shall be elected for a two year term of office, and the Class III directors shall be elected for a one year term of office.  At each successive annual general meeting of shareholders, successors to the class of directors whose term expires in that year shall be elected for a three year term.  Maotong Xu and J.P. Huang have been nominated to comprise Class I, Mingwang Lu, Yi Lu and Yunlong Wang have been nominated to comprise Class II, and Kwok Keung Wong and Harry Edelson have been nominated to comprise Class III.  The nominees are listed in the table below, with brief biographies.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for the office of Director at the time of the Meeting, the holders of the proxies solicited by this Proxy Statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy.  Alternatively, the size of the Board may be reduced accordingly.  The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a Director.  Proxies submitted on the accompanying proxy card will only be voted for the election of the nominees listed below if they are marked to reflect such votes.

Recommendation of the Board

The Board unanimously recommends a vote FOR the election of the nominees listed below.

Vote Required

Where the number of persons validly proposed for re-election or election as a director is the same as the number of directors to be elected, the election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Information about Nominees

Set forth below are the names of the nominees, their ages, all current positions and offices that they hold with us, the period during which they have served as such, their business experience during at least the last five years, and the number of years that they will serve if elected and assuming that their respective successors shall have been duly elected and qualified, as of October 22, 2010.

Name	Age	Position	Director Since	Term as Director Upon Election
Mingwang Lu	58	Chairman of the Board and Chief Executive Officer	2009	Two
Yi Lu	35	Chief Operating Officer, General Manager and Director	2009	Two
Harry Edelson	77	Director	2009	One
J.P. Huang	50	Director	2009	Three
Kwok Keung Wong	61	Director	2009	One
Yunlong Wang	48	Director	2009	Two
Maotong Xu	71	Director	2009	Three

Biographical Information and Summary of Qualifications of 2010 Nominees for Director

Mingwang Lu became our chairman of the board and chief executive officer on March 17, 2009 and has served as general manager of Henan Green Complex Materials Co., Ltd., or Henan Green, our indirectly wholly-owned subsidiary, since 2000.  He was previously senior economist and engineer of Henan Green.  Mr. Lu has been in the steel industry since 1985, with expertise in managing and marketing cold-rolled steel construction, technologies, production and marketing.  Mr. Lu was elected as a member of the 9th, 10th and 11th National People’s Congress in Henan Province.  He has been awarded numerous honors including the “Wuyi Labor Medal,” “Excellent Director/Manager in Henan Province,” “National Excellent Township Entrepreneur” and “Expert in Steel Industry of Henan Province.”

Yi Lu became our director on March 17, 2009 and has served as the deputy general manager of Henan Green since May 2008.  From July 2003 to May 2008, he served as general manager of Henan Green. While with Henan Green, Mr. Lu helped develop 5 series as well as over 20 types of high precision strip steel products.  Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station.  He has been honored as one of the six top ten excellent youth of Xinzheng City in June 2005, and elected into the second Union of Youth Committee in April 2006.  Mr. Lu graduated from Northwest College in business administration.

Harry Edelson became our director on March 17, 2009 and served as COAC’s chairman of the board and chief executive officer from its inception to its merger with us in March 2009.  Since August 1984, he has been the managing partner of Edelson Technology Partners, which manages a series of five venture capital technology funds (the “Edelson Funds”) for ten multinational corporations (AT&T, Viacom, Ford Motor, Cincinnati Bell, Colgate Palmolive, Reed Elsevier, Imation, Asea Brown Boveri and UPS) and two large pension funds. Mr. Edelson previously worked for Merrill Lynch, Drexel Burnham Lambert and CS First Boston.  Mr. Edelson is a former president of the Analyst Club, the oldest club on Wall Street, founded in 1925, and is President and a founding member of the China Investment Group LLC, an organization formed to provide a forum to update and exchange its members’ knowledge of China. He has been a member of the Juilliard Council since 2001. The Julliard Council is one of the world’s leading schools in the fields of music, dance and acting. Mr. Edelson was honored in the Knesset by receiving the Israel 50th Anniversary Award from the Prime Minister of Israel. Mr. Edelson is a member of the Asia Society and the China Cultural Foundation. He is also an advisor to the China Cultural Foundation. He has given numerous speeches in Hong Kong, China and the United States on investing in China. Mr. Edelson received a B.S. from Brooklyn College and an MBA from New York University Graduate School of Business.

Dr. J.P. Huang became our director on March 17, 2009 and has been Founder, Chairman Emeritus and Chief Strategic Adviser of Jpigroup Inc. since 1988.  Under Dr. Huang’s advisory guidance, Jpigroup has been one of China’s major private investment and development companies that has invested and advised in the areas of manufacturing, human capital development, technologies and financial services.  From 1985 and prior to founding Jpigroup, Dr. Huang worked for the Government of China in the former Ministry of Foreign Economic Relations and Trade and during that time, he was very active and instrumental in helping to formulate some of China’s first open door strategies and reform plans, especially in the area of international investment and trade. Dr. Huang holds a Ph.D. in economics from University of International Business and Economics in Beijing, where he now concurrently holds a Professorship in Finance. Dr. Huang acted as a consultant to COAC in connection with our merger with COAC.

Kwok Keung Wong became our director on March 17, 2009.  Mr. Wong has more than twenty years of in-depth and practical business working experience in dealing with Chinese companies and the Chinese government and assisting foreign investors in doing investments in China. Since 2000, he has been the Senior Consultant of Thundercap Investments Consultant Limited, a consulting company that advises Chinese clients regarding the raising of funds through Sino-foreign joint ventures, private investment and overseas initial public offerings. Since 1986, Mr. Wong has been a private consultant providing services in the areas of marketing, manufacturing, production, financing and management to more than twenty Chinese enterprises. From 2000 to 2007, he provided consultation services and successfully assisted three Chinese companies in completing initial public offerings in Singapore.

Yunlong Wang became our director on March 17, 2009 and has been the Head and Chief Engineer of Biotech Research Center of Henan Province in China since 2000.  Professor Wang specializes in human cell research and has published over twenty theses in that and related fields.  He has been admitted and recognized as a member Specialist in Bio-engineering by the State Council of China.  He also served as a Professor at the Henan Vocational Institute since 2005.

Maotong Xu became our director on March 17, 2009 and has been the secretary of the board of directors of Henan Green since 2000.  Prior to joining Henan Green, Mr. Xu had served with Henan Luoyang Steel Group from 1966 to 1997 as technician, engineer, vice general engineer and vice factory director.  Mr. Xu received a Bachelor’s degree from Beijing Steel College.

Director Recommendations and Nominations

It is the Nominating and Corporate Governance Committee’s policy to consider properly submitted shareholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board.  A shareholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Nominating and Corporate Governance Committee, c/o Secretary, China Gerui Advanced Materials Group Limited, No. 69 Huaibei Street, Longhai Middle Road, Zhengzhou, China, 451191.

The Nominating and Corporate Governance Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate’s name and biographical information, and (3) the recommending shareholder has consented in writing to public disclosure of such shareholder’s name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending shareholder believes supports such candidacy (keeping in mind the criteria discussed below that the Nominating and Corporate Governance Committee considers in making recommendations for nomination to the Board).

The Nominating and Corporate Governance Committee uses a variety of methods for identifying candidates for nomination to the Board.  Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Nominating and Corporate Governance Committee through professional search firms, shareholders or other persons.  The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by the Nominating and Corporate Governance Committee members, meetings of the Nominating and Corporate Governance Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee.  Candidates recommended by shareholders (and properly submitted, as discussed below) are evaluated by the Nominating and Corporate Governance Committee using the same criteria as other candidates.  Although the Nominating and Corporate Governance Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate.  Such criteria include: character, integrity, judgment, diversity, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities.  The Company is a NASDAQ listed company that is a leading niche and high value-added steel processing company that produces specialty steel products in China.  Therefore, the Board believes that a diversity of professional experiences in the steel technologies and applications, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board.  In addition, the market in which we compete is characterized by or subject to rapid technological change, evolving industry standards, introductions of new products, volatile pricing, materials competing with steel, significant competition, and changes in customer demands that can render existing products obsolete and unmarketable.  Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on. research and development, and by securing necessary investment capital.  Therefore, the Board believes that academic and professional experience in research and development in steel technologies and applications and similar experience in finance should also be represented on the Board.

Although neither the Board nor the Nominating and Corporate Governance Committee of the Board currently has a specific diversity policy, both believe that diversity that exists on the Board provides significant benefits to the Company.  In its evaluation of candidates for membership on the Board, the Nominating and Corporate Governance Committee considers diversity with respect to factors such as gender, age, race, national origin, cultural background and professional experiences.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The consolidated balance sheets of the Company as of December 31, 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2009, were audited by UHY, an independent registered public accounting firm.  Our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm.  Therefore, our Audit Committee has appointed UHY to act as our independent registered public accounting firm for the year ending December 31, 2010.  We are asking our shareholders to ratify the selection of UHY as our independent registered public accounting firm.  Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of UHY to our shareholders for ratification as a matter of good corporate practice.  In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

The Company has been advised by UHY that neither the firm nor any of its associates had any relationship with the Company.  Representatives of UHY will be available via teleconference during the Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Meeting.

Recommendation of the Board

The Board unanimously recommends a vote FOR ratification of the selection of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010.

Vote Required

The ratification of the appointment of UHY as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

PROPOSAL NO. 3
APPROVAL OF THE 2010 SHARE INCENTIVE PLAN

The Board adopted the 2010 Plan on November 16, 2010. Pursuant to the resolutions adopted, the 2010 Plan became effective on the date that the 2010 Plan was approved by the Board, subject to approval within twelve (12) months by the shareholders holding a majority of the voting power of shares entitled to vote and casting votes thereon. The following summary of the material features of the 2010 Plan is qualified in its entirety by reference to the 2010 Plan, a copy of which is attached as Appendix A. Unless otherwise defined, capitalized terms in this summary have the same meanings as provided in the 2010 Plan.

Summary of the 2010 Plan

Purpose. The purpose of the 2010 Plan is promote the best interests of the Company and its shareholders by (i) assisting the Company and its Affiliates in the recruitment and retention of persons with ability and initiative, (ii) providing an incentive to such persons to contribute to the growth and success of the Company’s businesses by affording such persons equity participation in the Company and (iii) associating the interests of such persons with those of the Company and its affiliates and shareholders.  The Plan permits the grant of Nonqualified Share Options and Restricted Share Awards to such Eligible Persons, and subject to such terms and conditions, not inconsistent with the terms of the 2010 Plan, as the 2010 Plan administrator may determine in its discretion.

Administration. The Plan may be administered by our Board of Directors or a committee appointed by the Board of Directors to administer the Plan. The Plan is currently being administered by our Compensation Committee. The administrator has the authority to determine the Eligible Persons who shall receive grants of Awards under the 2010 Plan and the specific terms and conditions of all Awards granted under the 2010 Plan, including, without limitation, the number of Shares subject to each Award, the price to be paid for the Shares, the applicable vesting criteria, the Company’s repurchase rights in connection with the Ordinary shares issued in connection with the exercise of an Award and any other restrictions or limitations applicable to Awards or the Ordinary Shares issued thereunder. The administrator has discretion to make all other determinations necessary or advisable for the administration of the 2010 Plan.

Eligibility. Nonqualified Share Options and Restricted Share Awards may be granted to employees, Directors or Consultants either alone or in combination with any other Awards.

Effect of Termination of Employment, Etc.  Except for in connection with a termination on account of a participant’s death or Disability or a termination for Cause (or a voluntary termination at any time after an event which would be grounds for termination of the Participant’s Continuous Service for Cause), unless otherwise provided in the applicable Share Award Agreement or Share Option Agreement, if the Participant’s Continuous Service ends for any reason, (a) any outstanding Options of the Participant shall cease to be exercisable in any respect not later than three (3) months following that event and, for the period it remains exercisable following that event, shall be exercisable only to the extent exercisable at the date of that event, and (b) any Restricted Share Award of the Participant shall be forfeited or otherwise subject to return to or repurchase by the Company on the terms specified in the award agreement. If the Participant’s termination is on account of the Participant’s death or Disability, unless otherwise provided in the applicable Share Option Agreement, any outstanding Options of the Participant shall cease to be exercisable not later than twelve (12) months following that event and, for the period it remains exercisable following that event, and shall be exercisable by the Participant (or, in the event of the Participant’s death, by the Participant’s heirs, legatees or legal representatives) only to the extent exercisable at the date of such death or Disability.  If the Participant’s termination of Continuous Service is for Cause or is a voluntary termination at any time after an event which would be grounds for termination of the Participant’s Continuous Service for Cause, the right to exercise the Option shall expire, unless otherwise specified in the Share Option Agreement, as of the date of the Participant’s termination of Continuous Service. The Committee shall determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by the Corporation, including sick leave, military leave or any other personal leave.

Shares Available for Issuance Under the 2010 Plan. Subject to adjustment as described below, the maximum aggregate number of Ordinary Shares that may be issued under the 2010 Plan is 3,500,000 Ordinary Shares. Ordinary Shares issued under the 2010 Plan may be either authorized and unissued Ordinary Shares or previously issued Ordinary Shares that have been reacquired by the Company and cancelled or maintained as treasury shares.   The number and class of shares available under the 2010 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Vesting and Option Periods. The administrator, in its sole discretion, may impose vesting schedules, limitations on transferability and forfeiture conditions on any Award granted under the 2010 Plan as it may deem advisable or appropriate, on the basis of such conditions, including but not limited to, achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued status as an Eligible Person), or any other basis the 2010 Plan administrator may determine in its discretion.  The administrator, in its discretion, may accelerate the time at which any such restrictions will lapse or be removed.  The administrator may, in its discretion, also provide for such complete or partial exceptions to an employment or service restriction as it deems equitable. Unless terminated sooner in accordance with the 2010 Plan, each Option shall expire either ten (10) years after the grant date, or after a shorter term as may be fixed in the Share Option Agreement.

Option Grants. An Option is the right to purchase our Ordinary Shares at a future date at a specified price. Options granted under the 2010 Plan may only be Nonqualified Share Options (i.e., options not intended to qualify as incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended). The administrator shall determine the terms of each Option at the time of grant, including the number of Ordinary Shares covered by, the exercise price of, and the conditions and limitations applicable to the exercise of each Option (including vesting criteria and maximum Option period, which may not be more than ten (10) years from the date of grant).  The exercise price of an Option may not be less than the par value of an Ordinary Share on the grant date and it may also not be less than the Fair Market Value of an Ordinary Share, unless the 2010 Plan administrator determines that a grant with an exercise price less than Fair Market Value is either (i) awarded to a Participant who is not subject to Section 409A or 457A of the Code or (ii) if the Participant is subject to Section 409A or 457A of the Code, the terms of such Option will comply with Section 409A of the Code and will not result in taxation by reason of Section 457A(a) of the Code, and provided that the term of an Option may not exceed ten years.

The Plan permits the following forms of payment of the exercise price of Options, unless as provided for in the Share Option Agreement:

•	cash or check;

•	such other method as may be provided for in the Share Option Agreement; or

•
with the consent of the 2010 Plan administrator, other Ordinary Shares that have been held for at least six (6) months prior to the date of exercise, or if the Ordinary Shares are traded on an established securities market, the 2010 Plan administrator may approve a “cashless exercise” by payment of the exercise price by a broker-dealer or by the Option holder with cash advanced by the broker-dealer if the exercise notice is accompanied by the Option holder's written irrevocable instructions to deliver the Ordinary Shares acquired upon exercise of the Option to the broker-dealer or by delivery of the Ordinary Shares to the broker-dealer with an irrevocable commitment by the broker-dealer to forward the exercise price to the Corporation, provided that if Ordinary Shares are used to pay all or part of the exercise price, the sum of the cash or cash equivalent and the Fair Market Value (determined as of the date of exercise) of the shares surrendered must not be less than the Option price of the Ordinary Shares for which the Option is being exercised.

Restricted Share Awards. The administrator may, in its discretion, grant Restricted Share Awards to Eligible Persons and may determine the number of Ordinary Shares underlying a Restricted Share Award and the terms and conditions (including vesting criteria) of, and the amount of payment (which may not be less than par value per Ordinary Share) to be made by the recipient for such Restricted Share Awards. During the period during which the Restricted Share Awards are subject to repurchase or reacquisition, or the period of restriction, Restricted Share Awards shall be subject to vesting or repurchase by the Company (including a right of the Company to repurchase Ordinary Shares under a Restricted Share Award at less than the then Fair Market Value per Share) arising on the basis of such conditions as the 2010 Plan administrator may determine in its sole discretion.  Any such risk of repurchase by the Company may be waived or terminated, or the period of restriction shortened, at any time by the 2010 Plan administrator on such basis as it deems appropriate.  During the period of restriction, Eligible Persons holding Restricted Share Awards may exercise full voting rights with respect to the Ordinary Shares underlying those Restricted Share Awards and will be entitled to receive all dividends and other distributions paid with respect to such Ordinary Shares. If any such dividends or distributions are paid in Ordinary Shares, the Ordinary Shares will be subject to the same restrictions on transferability and repurchase rights by the Company as the Restricted Share Awards with respect to which they were paid.  Except as provided in the 2010 Plan, Restricted Share Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period of restriction.

Adjustments, Dissolution, Liquidation, Merger or Change in Control. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company, affecting the Ordinary Shares occurs, the 2010 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended under the 2010 Plan, shall adjust the number and kind of Ordinary Shares that may be delivered under the 2010 Plan and/or the number, class, and price of Ordinary Shares covered by each outstanding Award.

If the Company is merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another company while Options or Share Awards remain outstanding under the 2010 Plan, unless provisions are made in connection with such transaction for the continuance of the 2010 Plan and/or the assumption or substitution of such Options or Share Awards with new options or share awards covering the shares of the successor company, or parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, then all outstanding Options and Share Awards which have not been continued, assumed or for which a substituted award has not been granted shall, whether or not vested or then exercisable, unless otherwise specified in the applicable Share Option Agreement or Share Award Agreement, terminate immediately as of the effective date of any such merger, consolidation or sale.

Transferability. Unless otherwise provided in the applicable Share Option Agreement or Share Award Agreement, or otherwise determined by the 2010 Plan administrator in accordance with the 2010 Plan, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant.

Repricing; Exchange and Buyout of Awards. The repricing or termination and subsequent repricing of Options at a lower purchase price per Share than the original grant is not permitted without prior shareholder approval. The Administrator may authorize the Company to issue new Options in exchange for the surrender and cancellation of any or all outstanding Awards, subject to the consent of the Participant whose rights would be impaired.  The Administrator may at any time repurchase Options with payment in cash, Shares or other consideration, based on such terms and conditions as the 2010 Plan administrator and the Participant shall agree.

Termination of, or Amendments to, the 2010 Plan. The Board may amend or terminate the 2010 Plan from time to time; provided, however, shareholder approval shall be required for any amendment that (i) increases the aggregate number of Ordinary Shares that may be issued under the 2010 Plan, except for adjustments described above, or (ii) shareholder approval is required by the terms of any applicable law, regulation or rule, including the rules of any market on which the Company’s shares are traded or exchanged on which the Company’s shares are listed.  Except as specifically permitted by the 2010 Plan, Share Option Agreement or Share Award Agreement or as required to comply with applicable law, regulation or rule, no amendment shall, without a Participant’s consent, adversely affect any rights of such Participant under any Option or Share Award outstanding at the time such amendment is made.  Any amendment requiring shareholder approval shall be approved by the shareholders of the Corporation within twelve (12) months of the date such amendment is adopted by the Board.

Recommendation of the Board

The Board unanimously recommends a vote FOR approval of the 2010 Plan.

Vote Required

The approval of the 2010 Plan requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.  Such written requests should be directed to the Secretary of the Company, at our address listed on the top of page one of this Proxy Statement.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the election of directors and the ratification of the appointment of the accountants of the Company.  Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

November 26, 2010	By Order of the Board of Directors

/s/ Mingwang Lu
Chairman and Chief Executive Officer